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                                                                       EXHIBIT 1



                                                       February 11, 2005


Mr. Mark Hauf
Chairman & CEO
Metromedia International Group, Inc.
8000 Tower Point Drive
Charlotte, NC  28227

Dear Mr. Hauf:

      This is in response to your letter of January 6, 2005. Although you asserted that our letter dated January 5, 2005 is inaccurate and "fails to appreciate the extensive efforts of MIG's board of directors (the "Board") and senior management in developing opportunities to maximize shareholder value," you failed to disclose those efforts but instead referred us to the Company's public filings. We find your response to be non-responsive and troubling, especially in light of your decision to postpone the annual shareholders meeting pending the execution of a definitive agreement with the investor group (the "Investor Group").

      Your reliance on Regulation FD in failing to timely disclose the efforts of your Board and management to maximize shareholder value is both misplaced and misleading. As you state in your letter, Regulation FD prohibits selective disclosure, however, as you are aware it does not prohibit timely disclosure. In fact, the Company's present circumstances and the significance of a sale of the Company to shareholders make it imperative for management to disclose all of the facts and circumstances surrounding the proposed sale (the "Proposal") immediately. As you know, there would have been a requirement to have done so already had the annual meeting not been postponed last October, almost four months ago.

      Our further research into this matter has confirmed our earlier assertion that the Board has not conducted a formal auction process for the sale of the Company. Based upon our discussions with various parties, we know that several potential buyers were not approached or otherwise provided an opportunity to bid for the Company. As an example, our discussions with a reputable Russian investment bank indicate that a large strategic buyer in the region is very interested in the MagtiCom asset. We therefore continue to be concerned that the Board is shirking its fiduciary obligations to the common shareholders. Our concern is heightened by your assertion that it is "reasonable and appropriate" for the Board to allocate to senior management approximately 10% of the total consideration under the proposal. We find this to be incorrect and patently absurd as the Board's only obligation is to maximize the return to shareholders. Moreover, the entire proceeds of any sale after the repayment of debt obligations should be available to the preferred and common shareholders. If the Board submits the


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Proposal for shareholder approval, we intend to solicit proxies to vote against
it. In addition, we will push for alternative solutions for maximizing shareholder value.

      Specifically, we recommend that the Board immediately conduct a new auction to sell the Company's PeterStar business. We believe there are several potential bidders for this asset. We also recommend that the MagtiCom business be retained unless there is a buyer who is willing to pay a reasonable and fair price for that asset. Our research leads us to believe that the MagtiCom wireless business as a whole is worth in excess of $500 million. Finally, we recommend that the Company be recapitalized by raising new equity capital through a rights offering or other equity offering. We believe that the proceeds form the sale of PeterStar and the equity offering would be sufficient to clean up the Company's balance sheet and improve the Company's ability to monetize its NOL's.

      Based upon the foregoing, we are unable to support the recent course that the Board and senior management are pursuing. Moreover, the lack of information in your January 6 letter as well as our continuing research indicate to us that the real motivation behind the exclusive negotiations with the Investor Group is to sell the Company in a manner that unjustly enriches management at the expense of shareholders. We therefore intend to vote against the Proposal, may put forth an alternative slate of directors and take such other action as we may deem appropriate to protect the interests of the Company's shareholders.

                                    Sincerely yours,

                                    MELLON HBV ALTERNATIVE INVESTMENT
                                    STRATEGIES LLC

                                    By:  /s/ William F. Harley, III
                                         ------------------------------
                                          Name:  William F. Harley, III
                                          Title: President


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